Exhibit 99.2

SILVER SPRING NETWORKS, INC.

NOTICE OF INDUCEMENT RESTRICTED STOCK UNIT AWARD

Silver Spring Networks, Inc. (the “Company”) has granted you (“Grantee”) an award of Inducement Restricted Stock Units (“RSUs”) subject to this Notice of Inducement Restricted Stock Unit Award (the “Notice”) and the attached Inducement Restricted Stock Unit Award Agreement (the “Agreement”). The RSUs have not been granted under the Company’s 2012 Equity Incentive Plan (the “Plan”); however, the Notice and Agreement reference certain provisions in the Plan, and unless otherwise defined in the Notice or the Agreement, capitalized terms shall have the meanings ascribed to them in the Plan.

Name:	Michael Bell

Address:

You, the Grantee, have been granted an award of RSUs subject to the terms and conditions of this Notice and the attached Agreement.

Number of RSUs:	125,000

Date of Grant:	November 10, 2015

Vesting Commencement Date:	November 10, 2015

Expiration Date:	The date on which settlement of all RSUs granted hereunder occurs, with earlier expiration upon the Termination Date.

Vesting Schedule:	Subject to the limitations set forth in this Notice and the Agreement, the RSUs will vest in accordance with the following schedule: that the RSUs shall not be vested with respect to any of the shares as of the Date of Grant, and that the RSUs shall vest as to 1/4th of the RSUs on the one-year anniversary of the Vesting Commencement Date, and as to an additional 1/16th of the RSUs on each quarterly anniversary of the RSU Vesting Commencement Date, so long as the Grantee continues to be employed or provide services to the Company or any of its subsidiaries as set forth in the Agreement, and upon the termination of the Grantee’s employment with, or arrangements to provide services to, the Company, all unvested RSUs will expire.

Notwithstanding anything to the contrary in the foregoing, the RSUs shall also be subject to the following acceleration benefits:

(a)	Termination Other Than in Connection with a Change of Control. Subject to the terms of that certain offer letter agreement by and between the Company and Grantee dated July 28, 2015 (the “Offer Letter”) including if Grantee is entitled to Separation Compensation (as defined in the Offer Letter), when Grantee is subject to Termination without Cause or upon Grantee’s Constructive Termination (in each case, as defined in the Offer Letter) and such termination does not occur within the period beginning two months prior to and ending twelve months following a Change of Control (as defined in the Offer Letter), then the number of shares subject to the RSUs that would have vested on the first anniversary of the date that Grantee’s employment terminates shall automatically vest and settle.

(b)	Termination in Connection with a Change of Control. Subject to the terms of the Offer Letter including if Grantee is entitled to Separation Compensation, when Grantee is subject to Termination without Cause or upon Grantee’s Constructive Termination and such termination occurs within the period beginning two months prior to and ending twelve months following a Change of Control, then (i) 50% of the then unvested shares subject to the RSUs at the time of the consummation of the Change of Control shall automatically vest and settle if the Change of Control occurs on or before September 2, 2016 and (ii) 100% of the then unvested shares subject to the RSUs at the time of the consummation of the Change of Control shall vest and settle if the Change of Control occurs after September 2, 2016.

Provided further, that, in each case of the foregoing, the acceleration of such shares subject to the RSUs shall be effective as of immediately prior to the Grantee’s Termination.

You understand that your employment or consulting relationship or service with the Company is for an unspecified duration, can be terminated at any time (i.e., is “at-will”), and that nothing in this Notice or the Agreement changes the at-will nature of that relationship. You acknowledge that the vesting of the RSUs pursuant to this Notice is earned only by continuing service as an Employee, Director or Consultant of the Company. You also understand that this Notice is subject to the terms and conditions of the Agreement, which is incorporated herein by reference. You have read the Agreement.

GRANTEE		SILVER SPRING NETWORKS, INC.

Signature:		By:

Print Name:	Michael Bell	Its:

2

SILVER SPRING NETWORKS, INC.

INDUCEMENT RESTRICTED STOCK UNIT AWARD AGREEMENT

Grantee has been granted Restricted Stock Units (“RSUs”) subject to the terms, restrictions and conditions of the Notice of Inducement Restricted Stock Unit Award (the “Notice”) and this Agreement. The RSUs have not been granted under the Silver Spring Networks, Inc. (the “Company”) 2012 Equity Incentive Plan (the “Plan”); however, this Agreement references certain provisions in the Plan, and unless otherwise defined in the Notice or this Agreement, capitalized terms shall have the meanings ascribed to them in the Plan.

1. Settlement. Settlement of RSUs shall be made within 30 days following the applicable date of vesting under the vesting schedule set forth in the Notice. Settlement of RSUs shall be in Shares.

2. No Stockholder Rights. Unless and until such time as Shares are issued in settlement of vested RSUs, Grantee shall have no ownership of the Shares allocated to the RSUs and shall have no right dividends or to vote such Shares.

3. Dividend Equivalents. Dividends, if any (whether in cash or Shares), shall not be credited to Grantee.

4. Adjustment of Shares. The number of Shares subject to the RSUs will be proportionally adjusted to reflect any stock split, reverse stock split or similar change in the capital structure of the Company occurring after the Date of Grant in the same manner as adjustments are made as set forth in Section 2.6 of the Plan.

5. Restrictions.

(a) Non-Transferability. The RSUs and any interest therein shall not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of.

(b) Certificates. All certificates for Shares will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the Securities and Exchange Commission (“SEC”) or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

(c) Insider Trading Policy. Grantee shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by employees, officers and/or directors of the Company.

6. Termination. If Grantee’s service Terminates for any reason, all unvested RSUs shall be forfeited to the Company forthwith, and all rights of Grantee to such RSUs shall immediately terminate. In case of any dispute as to whether Termination has occurred, the Committee shall have sole discretion to determine whether such Termination has occurred and the effective date of such Termination.

7. U.S. Tax Consequences. Grantee acknowledges that there will be tax consequences upon settlement of the RSUs or disposition of the Shares, if any, received in connection therewith, and Grantee should consult a tax adviser regarding Grantee’s tax obligations prior to such settlement or disposition. Upon vesting of the RSU, Grantee will include in income the fair market value of the Shares subject to the RSU. The included amount will be treated as ordinary income by Grantee and will be subject to withholding by the Company when required by applicable law. Upon disposition of the Shares, any subsequent increase or decrease in value will be treated as short-term or long-term capital gain or loss, depending on whether the Shares are held for more than one year from the date of settlement. Further, an RSU may be considered a deferral of compensation that may be subject to Section 409A of the Code. Section 409A of the Code imposes special rules to the timing of making and effecting certain amendments of this RSU with respect to distribution of any deferred compensation. You should consult your personal tax advisor for more information on the actual and potential tax consequences of this RSU.

8. Acknowledgement. The Company and Grantee agree that the RSUs are granted under and governed by the Notice and this Agreement. Grantee: (i) represents that Grantee has carefully read and is familiar with their provisions, and (ii) hereby accepts the RSUs subject to all of the terms and conditions set forth herein and those set forth in the Notice.

9. Entire Agreement; Enforcement of Rights. This Agreement and the Notice, and the Plan with respect to definitions, constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. The Committee may at any time amend the Notice, this Agreement or the Plan in any respect, provided, however, that the Committee will not, without the approval of the Grantee, amend the Notice, this Agreement or the Plan in any manner that impairs the rights of Grantee. Other than modifications or amendments to the Notice, this Agreement or the Plan covered by the foregoing sentence, no modification of or amendment to the Notice, this Agreement, or the Plan, nor any waiver of any rights under the Notice, this Agreement, or the Plan, shall be effective unless in writing and signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

10. Compliance with Laws and Regulations. The issuance of Shares will be subject to and conditioned upon compliance by the Company and Grantee with all applicable state and federal laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Common Stock may be listed or quoted at the time of such issuance or transfer.

11. Governing Law; Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

12. Corporate Transactions. In the event of a Corporate Transaction the RSUs may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on Grantee. In the alternative, the successor corporation may substitute equivalent RSUs or provide substantially similar consideration to Grantee as was provided to stockholders (after taking into account the existing provisions of the RSUs). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Grantee, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Grantee. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute the RSUs, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in the Plan to the contrary, the RSUs shall have its vesting accelerate as to all shares subject to the RSUs (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute RSUs, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Grantee in writing.

13. No Rights as Employee, Director or Consultant. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate Grantee’s service, for any reason, with or without cause.

14. RSUs Subject to Clawback. Grantee understands and agrees that, notwithstanding any provisions in this Agreement, the Company may recover, or require reimbursement of, this grant of RSUs, any Shares issued upon settlement of the RSUs, and any proceeds from the sale of such Shares, pursuant to a clawback policy which may be adopted by the Board of Directors of the Company for the purpose of complying with current or proposed U.S. law or regulation.

By Grantee’s signature and the signature of the Company’s representative on the Notice, Grantee and the Company agree that this RSU is granted under and governed by the terms and conditions of the Notice and this Agreement. Grantee has reviewed the Notice and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of the Notice and this Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Notice and this Agreement. Grantee further agrees to notify the Company upon any change in Grantee’s residence address.